UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                       PROTOCALL TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   74372C-10-8
                                 (CUSIP Number)

                                JANUARY 18, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [x]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 2 OF 10 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CIMOS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     5,163,895
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                               5,163,895

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    15.34%

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    15.34%

12       Type of Reporting Person (See Instructions)

                                    HC; CO

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 3 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         FERENCE SERVICES LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                      5,163,895
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                5,163,895

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 15.34%

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                 [ ]

11       Percent of Class Represented By Amount in Row (9)

                                                 15.34%

12       Type of Reporting Person (See Instructions)

                               HC; CO

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 4 OF 10 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         GILBERT MULLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  LUXEMBOURG

                            5             Sole Voting Power
Number of                                       5,163,895
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                      5,163,895
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 15.34%

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                 [ ]

11       Percent of Class Represented By Amount in Row (9)

                                                 15.34%

12       Type of Reporting Person (See Instructions)

                               IN

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 5 OF 10 PAGES


ITEM 1(a) NAME OF ISSUER:

     Protocall Technologies Incorporated (the "ISSUER")

ITEM 1(b) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     47 Mall Drive, Commack, New York 11725-5717

ITEM 2(a) NAME OF PERSON FILING:

     This statement is being filed (1) Gilbert Muller, a citizen of Luxembourg ("MULLER"), (2) Ference Services LTD. ("FERENCE"), a company organized under the laws of the British Virgin Islands, and (3) by CIMOS, Inc. ("CIMOS"), a company organized under the laws of the British Virgin Islands. This statement relates to Shares (as defined below) held for the account of CIMOS. Ference is the sole director of CIMOS and Mr. Muller is the sole Administrator of Ference. Each of Muller, Ference and CIMOS, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of CIMOS.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business office of each of Muller, Ference and CIMOS is located at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola.

ITEM 2(c) CITIZENSHIP:

          i)   Muller is a citizen of Luxembourg;

          ii)  Ference is a company organized under the British Virgin Islands;
               and

          ii)  CIMOS is a company organized under the British Virgin Islands.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, Par Value $0.001 Per Share (the "Shares").

ITEM 2(e) CUSIP NUMBER:

          74372C-10-8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

          This Item 3 is not applicable.

ITEM 4. OWNERSHIP:

ITEM 4(a) AMOUNT BENEFICIALLY OWNED:

     As of the date hereof, each of Muller, Ference and CIMOS may be deemed to be the beneficial owner of 3,710,318 Shares, and 1,453,577 warrants ("WARRANTS") to purchase Shares (which warrants are exercisable into Shares within 60 days) held for the account of CIMOS.

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 6 OF 10 PAGES


ITEM 4(b) PERCENT OF CLASS:

     As of the date hereof, the number of Shares and Warrants of which each of Muller, Ference and CIMOS may be deemed to be the beneficial owner constitutes approximately 15.34% of the total number of Shares outstanding (based upon information provided in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2006, that as of November 14, 2006, there were 32,210,793 Shares outstanding).

ITEM 4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         MULLER

         (i)  Sole power to vote or direct the vote:                                                       5,163,895

         (ii)  Shared power to vote or direct the vote:                                                            0

         (iii) Sole power to dispose or to dispose the disposition of:                                     5,163,895

         (iv)  Shared power to dispose or to dispose the disposition of:                                           0

         FERENCE

         (i)       Sole power to vote or direct the vote:                                                          0

         (ii)      Shared power to vote or to direct the vote:                                             5,163,895

         (iii)     Sole power to dispose or to direct the disposition of:                                          0

         (iv)      Shared power to dispose or to direct the disposition of:                                5,163,895

         CIMOS

         (i)       Sole power to vote or direct the vote:                                                          0

         (ii)      Shared power to vote or to direct the vote:                                             5,163,895

         (iii)     Sole power to dispose or to direct the disposition of:                                          0

         (iv)      Shared power to dispose or to direct the disposition of:                                5,163,895


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          This Item 5 is not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The shareholders of CIMOS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by CIMOS in accordance with their respective ownership interests in CIMOS. Mr. Pierre Schroeder owns more than five percent of the shares of CIMOS and as such is entitled to receive more than five percent of such dividends or proceeds. Neither Muller nor Ference has the right to participate in the receipt of any dividends from, or proceeds from the sale of, the Shares held by CIMOS.

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 6 OF 10 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          This Item 7 is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

          This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below, each of Muller, Ference and CIMOS certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 8 OF 10 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 27, 2006

                                         CIMOS INC.




                                         By:  /s/ Gilbert Muller
                                             -----------------------------------
                                              Name:    Gilbert Muller
                                              Title:   Director

                                         FERENCE SERVICES LTD.

                                         By:  /s/ Gilbert Muller
                                             -----------------------------------
                                              Name:    Gilbert Muller
                                              Title:   Director

                                             /s/ Gilbert Muller
                                             -----------------------------------
                                              Gilbert Muller, individually

                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 9 OF 10 PAGES



                                  EXHIBIT INDEX

                                                                                       PAGE NO.

A.   Joint Filing Agreement, dated as of June 6, 2005, by and among Gilbert
     Muller, Ference Services LTD., and CIMOS Inc.                                         10



                                  SCHEDULE 13G
CUSIP NO.: 74372C-10-8                                       PAGE 10 OF 10 PAGES


                                    EXHIBIT A



                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Protocall Technologies Incorporated, dated as of February 27, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 27, 2006


                                         CIMOS INC.




                                         By:  /s/ Gilbert Muller
                                             -----------------------------------
                                              Name:    Gilbert Muller
                                              Title:   Director

                                         FERENCE SERVICES LTD.

                                         By:  /s/ Gilbert Muller
                                             -----------------------------------
                                              Name:    Gilbert Muller
                                              Title:   Director

                                             /s/ Gilbert Muller
                                             -----------------------------------
                                              Gilbert Muller, individually